

January 4, 2011

Via U.S. Mail and Facsimile (626) 335-7750

Mr. Greg Manos
Chief Executive Officer
Active Health Foods, Inc.
6185 Magnolia Ave., Suite 403
Riverside, CA 92506

> **Re:** **Active Health Foods, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed December 16, 2010**
> **File No. 333-164788**

Dear Mr. Manos:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 8, 2010.

Form S-1/A filed December 16, 2010

Use of Proceeds, page 14

1.   We note the revised disclosure provided in response to prior comment one.   Please include the information from your response in Note 2 to the use of proceeds table clarifying that the $4,000 dollar figure does not correspond to production of wrappers and boxes by Think, Plan, Deliver; but rather another vendor made to match the minimum run of energy bars by Betty Lou's.

Notes to Financial Statements – December 31, 2009 and 2008

Note7 – Common Stock Issuances, page 56

2.   We note your response to our prior comment number seven and are unable to agree that the fair value of services received in a share-based payment transaction with a non-employee is an appropriate measurement attribute for the fair value of shares issued in an employee share-based payment transaction. Consistent with FASB ASC 718-10-30-3, please compute a grant-date fair value for the employee share-based payments issued in 2009 and tell us how those financial statement periods would have been impacted had this measurement attribute been used instead of your current measurement attribute. In your response, please also tell us how your grant date fair value was determined, including the methodology used and any significant assumptions. If you do not believe it is possible to reasonably estimate fair value at the grant date, please tell us why you have not utilized the intrinsic value method pursuant to FASB ASC 718-10-30-22 and what the impact would have been of using the intrinsic value method on your historical financial statements.

3.   We note your expanded disclosure in response to our prior comment number eight does not include the requirements of FASB ASC 718-10-50-2(f) and 50-2(h). Please expand your disclosure accordingly or tell us why you believe these disclosures are not applicable.

4.   We note your expanded disclosure in response to our prior comment number eight states "the value of these shares were valued based on the estimated fair market value of the Company's stock on the date of issuance." This expanded disclosure appears contradictory to your response to our prior comment number seven in which you state the value was based on a transaction with a third party for services provided at the same time. Please clarify your response or modify your disclosure accordingly. Additionally, please either tell us how you determined the fair market value of the Company's stock if there was no market for the Company's stock at that time, or modify your disclosure here and on page 58 (recent sales of unregistered securities) accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Giugliano at (202) 551-3319, or Mark Shannon, Accounting Branch Chief, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or the undersigned at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief